S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:

Date of Material Change

June 22, 2009

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on June 22, 2009 and was disseminated through the wire services of Marketwire.

Item 4:

Summary of Material Change

SAMEX has arranged a private placement of 3,000,000 units comprised of one common share and one share purchase warrant at a price of $0.20 per unit for proceeds of $600,000.  The warrant entitles the holder to purchase an additional common share at a price of $0.30 per share if exercised at any time during the five-year term of the warrant.

Item 5:

Full Description of Material Change

SAMEX has arranged a private placement of 3,000,000 units comprised of one common share and one share purchase warrant at a price of $0.20 per unit for proceeds of $600,000.  The warrant entitles the holder to purchase an additional common share at a price of $0.30 per share if exercised at any time during the five-year term of the warrant.  The share/warrant units will be subject to a four-month hold period.  The proceeds of the private placement will be used for expenditures on the Company’s mineral properties and for general working capital. The private placement is subject to regulatory acceptance.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 22nd day of June, 2009.

“Larry D. McLean”

Director